SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )1

MINDBODY, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.000004 per share

(Title of Class of Securities)

60255W105
(CUSIP Number)

Abdiel Capital	with a copy to: Ropes & Gray LLP
410 Park Avenue, Suite 930	1211 Avenue of the Americas
New York, NY 10022	New York, NY 10036
Attn: Colin T. Moran	Attn: Sarah Davidoff, Esq.
Tel: (646) 496-9202	Tel: (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2015
Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    [   ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60255W105

1.	NAME OF REPORTING PERSONS Abdiel Qualified Master Fund LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,958,048
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,958,048
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,958,048
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		21.0%*
14.	TYPE OF REPORTING PERSON		PN

* Based on 9,318,767 shares of Class A common stock outstanding as of October 30, 2015, as reported in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2015 and filed with the Securities and Exchange Commission on November 6, 2015.

CUSIP No. 60255W105

1.	NAME OF REPORTING PERSONS Abdiel Capital LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	106,110
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	106,110
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		106,110
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		1.1%*
14.	TYPE OF REPORTING PERSON		PN

* Based on 9,318,767 shares of Class A common stock outstanding as of October 30, 2015, as reported in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2015 and filed with the Securities and Exchange Commission on November 6, 2015.

CUSIP No. 60255W105

1.	NAME OF REPORTING PERSONS Abdiel Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,064,158**
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,064,158**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,064,158**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		22.2%*
14.	TYPE OF REPORTING PERSON		OO

* Based on 9,318,767 shares of Class A common stock outstanding as of October 30, 2015, as reported in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2015 and filed with the Securities and Exchange Commission on November 6, 2015.
** Consists of 1,958,048 shares of Common Stock held by Abdiel Qualified Master Fund LP and 106,110 shares of Common Stock held by Abdiel Capital LP.

CUSIP No. 60255W105

1.	NAME OF REPORTING PERSONS Abdiel Capital Advisors, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,064,158**
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,064,158**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,064,158**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		22.2%*
14.	TYPE OF REPORTING PERSON		PN

* Based on 9,318,767 shares of Class A common stock outstanding as of October 30, 2015, as reported in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2015 and filed with the Securities and Exchange Commission on November 6, 2015.
** Consists of 1,958,048 shares of Common Stock held by Abdiel Qualified Master Fund LP and 106,110 shares of Common Stock held by Abdiel Capital LP.

CUSIP No. 60255W105

1.	NAME OF REPORTING PERSONS Colin T. Moran I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,064,158**
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,064,158**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,064,158**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		22.2%*
14.	TYPE OF REPORTING PERSON		IN

* Based on 9,318,767 shares of Class A common stock outstanding as of October 30, 2015, as reported in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2015 and filed with the Securities and Exchange Commission on November 6, 2015.
** Consists of 1,958,048 shares of Common Stock held by Abdiel Qualified Master Fund LP and 106,110 shares of Common Stock held by Abdiel Capital LP.

CUSIP No. 60255W105

EXPLANATORY NOTE

This report is a late filing, which is being made pursuant to Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended because the Reporting Persons were eligible to file pursuant to Rule 13d-1(c) until September 28, 2015 when they acquired beneficial ownership of more than 20% of the Class A common stock, par value $0.000004 per share (the “Common Stock”), of MINDBODY, Inc. (the “Issuer”).  The Reporting Persons acquired beneficial ownership of more than: (i) 5% of the shares of the Common Stock of the Issuer on August 13, 2015, (ii) 10% of the shares of Common Stock of the Issuer on August 25, 2015 and (iii) 15% of the shares of Common Stock of the Issuer on September 15, 2015. This Schedule 13D is also intended to satisfy the late Schedule 13G filings that were required to be made pursuant to Rule 13d-1(c) to reflect the foregoing transactions, which are further detailed in Exhibit B.

SCHEDULE 13D

Item 1.       Security and Issuer.

This statement on Schedule 13D relates to the Class A common stock, par value $0.000004 per share (the “Common Stock”), of MINDBODY, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 4051 Broad Street, Suite 220, San Luis Obispo, CA 93401.

Item 2.                     Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of  (i) Abdiel Qualified Master Fund LP; (ii) Abdiel Capital LP; (iii) Abdiel Capital Management, LLC; (iv) Abdiel Capital Advisors, LP; and (v) Colin T. Moran (each, a “Reporting Person” and collectively, the “Reporting Persons”).  The Reporting Persons are making this single, joint filing and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A.  The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b) The principal business address of each Reporting Person is 410 Park Avenue, Suite 930, New York, NY  10022.

(c) Each of Abdiel Qualified Master Fund LP and Abdiel Capital LP is a private investment partnership, the principal business of which is to make investments. The principal business of Abdiel Capital Management, LLC is to act as the general partner of Abdiel Qualified Master Fund LP and Abdiel Capital LP.  The principal business of Abdiel Capital Advisors, LP is to act as the investment manager of Abdiel Qualified Master Fund LP and Abdiel Capital LP.  Colin T. Moran serves as managing member of Abdiel Capital Management, LLC and Abdiel Capital Partners, LLC, which serves as the general partner of Abdiel Capital Advisors, LP.

(d)–(e)  During the last five years, no Reporting Person has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Abdiel Qualified Master Fund LP is a Cayman Islands limited partnership, each of Abdiel Capital LP and Abdiel Capital Advisors, LP is a Delaware limited partnership, Abdiel Capital Management, LLC is a Delaware limited liability company, and Colin T. Moran is citizen of the United States.

Item 3.                      Source and Amount of Funds or Other Consideration.

A net amount of 2,064,158 shares of Common Stock were purchased for the accounts of Abdiel Qualified Master Fund LP and Abdiel Capital LP for aggregate consideration of approximately $29.4 million (including commissions).  The source of funds used to acquire the Common Stock was the working capital of Abdiel Qualified Master Fund LP and Abdiel Capital LP.

CUSIP No. 60255W105

Item 4.                      Purpose of Transaction.

Except as set forth herein, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, conditions in the securities markets, general economic and industry conditions and other factors and may, from time to time, also engage in discussions with management and the board of directors of the Issuer about their investment, the business, operations, governance, strategy, capitalization, ownership and future plans of the Issuer and the management and board composition of the Issuer or commercial or strategic transactions with, or relating, to the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Issuer, price levels of the Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Common Stock or other securities of the Issuer, selling some or all of their Common Stock or engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, to the extent permitted under applicable law.

Item 5.                      Interest in Securities of the Issuer.

(a)  The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to and Item 2(c) of this Schedule 13D.

(c)  Information with respect to all transactions in the Common Stock which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons is set forth on Exhibit B attached hereto and incorporated herein by reference.

(d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e)   Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.                      Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Information with respect to Transactions Effected During the Past Sixty Days or Since the Most Recent Filing on Schedule 13D

CUSIP No. 60255W105

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 2015

ABDIEL QUALIFIED MASTER FUND LP
By:	Abdiel Capital Management, LLC, its General Partner
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL LP
By:	Abdiel Capital Management, LLC, its General Partner
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
ABDIEL CAPITAL ADVISORS, LP
By:	Abdiel Capital Partners, LLC, its General Partner
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
COLIN T. MORAN
By:	/s/ Colin T. Moran
Colin T. Moran, Individually

CUSIP No. 60255W105
EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A, and any amendments thereto,  is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  December 3, 2015

ABDIEL QUALIFIED MASTER FUND LP
By:	Abdiel Capital Management, LLC, its General Partner
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL LP
By:	Abdiel Capital Management, LLC, its General Partner
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
ABDIEL CAPITAL ADVISORS, LP
By:	Abdiel Capital Partners, LLC, its General Partner
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
COLIN T. MORAN
By:	/s/ Colin T. Moran
Colin T. Moran, Individually

CUSIP No. 60255W105

EXHIBIT B

Information with respect to Transactions Effected During the Past Sixty Days or
Since the Most Recent Filing on Schedule 13D*

All of the below transactions in the Common Stock were traded in the ordinary course over The NASDAQ Global Market.

Abdiel Capital Advisors, LP serves as the investment manager of Abdiel Qualified Master Fund LP and effected the below transactions.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
7/28/2015	Purchase	23,637	$10.99
8/7/2015	Purchase	201,690	$10.06
8/10/2015	Purchase	22,356	$11.25
8/11/2015	Purchase	21,802	$11.36
8/12/2015	Purchase	56,730	$11.65
8/13/2015	Purchase	47,279	$11.51
8/14/2015	Purchase	28,368	$12.29
8/17/2015	Purchase	37,822	$12.76
8/18/2015	Purchase	33,467	$12.80
8/19/2015	Purchase	33,858	$13.22
8/20/2015	Purchase	36,752	$13.19
8/21/2015	Purchase	10,383	$13.44
8/24/2015	Purchase	52,103	$13.36
8/25/2015	Purchase	136,019	$13.57
8/27/2015	Purchase	20,329	$12.62
8/28/2015	Purchase	8,044	$13.48
8/31/2015	Purchase	29,443	$13.95
9/1/2015	Purchase	28,350	$13.98
9/2/2015	Purchase	23,394	$14.82
9/3/2015	Purchase	27,157	$14.86
9/4/2015	Purchase	300	$15.25
9/8/2015	Purchase	200	$15.25
9/9/2015	Purchase	25,189	$15.16
9/10/2015	Purchase	66,311	$14.76
9/14/2015	Purchase	22,630	$14.68
9/15/2015	Purchase	53,252	$15.55
9/16/2015	Purchase	37,884	$15.57
9/17/2015	Purchase	11,841	$15.81
9/18/2015	Purchase	41,171	$15.71
9/21/2015	Purchase	15,686	$15.70
9/22/2015	Purchase	30,592	$15.77
9/23/2015	Purchase	26,246	$15.89
9/24/2015	Purchase	28,429	$15.73
9/25/2015	Purchase	3,874	$16.21
9/28/2015	Purchase	142,110	$15.54
9/29/2015	Purchase	47,379	$15.66
9/30/2015	Purchase	69,364	$15.86

CUSIP No. 60255W105

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
10/9/2015	Purchase	94,629	$15.99
10/12/2015	Purchase	46,917	$16.84
10/13/2015	Purchase	23,654	$17.33
10/14/2015	Purchase	60,085	$17.05
10/15/2015	Purchase	23,045	$16.98
11/5/2015	Purchase	15,167	$16.12
11/6/2015	Purchase	14,746	$16.74
11/9/2015	Purchase	5,811	$15.79
11/10/2015	Purchase	68,149	$16.00
11/11/2015	Purchase	33,242	$15.65
11/12/2015	Purchase	14,422	$15.85
11/13/2015	Purchase	25,232	$15.72
11/16/2015	Purchase	3,895	$15.74
11/17/2015	Purchase	27,613	$15.98

Abdiel Capital Advisors, LP serves as the investment manager of Abdiel Capital LP and effected the below transactions.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
7/28/2015	Purchase	1,363	$10.99
8/7/2015	Purchase	11,610	$10.06
8/10/2015	Purchase	1,288	$11.25
8/11/2015	Purchase	1,254	$11.36
8/12/2015	Purchase	3,270	$11.65
8/13/2015	Purchase	2,721	$11.51
8/14/2015	Purchase	1,632	$12.29
8/17/2015	Purchase	2,178	$12.76
8/18/2015	Purchase	1,928	$12.80
8/19/2015	Purchase	1,947	$13.22
8/20/2015	Purchase	2,048	$13.19
8/21/2015	Purchase	667	$13.44
8/24/2015	Purchase	2,997	$13.36
8/25/2015	Purchase	7,831	$13.57
8/27/2015	Purchase	1,171	$12.62
8/28/2015	Purchase	456	$13.48
8/31/2015	Purchase	157	$13.95
9/1/2015	Purchase	1,566	$13.98
9/2/2015	Purchase	1,290	$14.82
9/3/2015	Purchase	1,510	$14.86
9/9/2015	Purchase	1,434	$15.16
9/10/2015	Purchase	3,689	$14.76
9/14/2015	Purchase	1,170	$14.68
9/15/2015	Purchase	2,948	$15.55
9/16/2015	Purchase	2,116	$15.57
9/17/2015	Purchase	659	$15.81
9/18/2015	Purchase	2,277	$15.71

CUSIP No. 60255W105

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
9/21/2015	Purchase	866	$15.70
9/22/2015	Purchase	1,708	$15.77
9/23/2015	Purchase	1,454	$15.89
9/24/2015	Purchase	1,571	$15.73
9/25/2015	Purchase	226	$16.21
9/28/2015	Purchase	7,890	$15.54
9/29/2015	Purchase	2,621	$15.66
9/30/2015	Purchase	5,636	$15.86
10/9/2015	Purchase	5,371	$15.99
10/12/2015	Purchase	2,650	$16.84
10/13/2015	Purchase	1,346	$17.33
10/14/2015	Purchase	3,412	$17.05
10/15/2015	Purchase	1,310	$16.98
10/30/2015	Sale	4,384	$15.69
11/5/2015	Purchase	833	$16.12
11/6/2015	Purchase	754	$16.74
11/9/2015	Purchase	322	$15.79
11/10/2015	Purchase	3,686	$16.00
11/11/2015	Purchase	1,808	$15.65
11/12/2015	Purchase	779	$15.85
11/13/2015	Purchase	1,366	$15.72
11/16/2015	Purchase	205	$15.74
11/17/2015	Purchase	1,503	$15.98

*Information is being provided with respect to transactions in the Common Stock since July 28, 2015.